Exhibit 1.2


                     BFGoodrich and Coltec Complete Merger

         Richfield, Ohio, July 12, 1999 -- BFGoodrich and Coltec Industries announced today that they have completed their merger and created a major multi-industry company with $6 billion in annual revenues and strong market positions in aerospace systems, performance materials and industrial products. The transaction was completed after a preliminary injunction imposed by a U.S. District Court judge in South Bend was lifted. The new company will be headquartered in Charlotte, N.C., and have 27,000 employees.
         "The completion of our merger is great news for our shareholders, customers and employees," BFGoodrich chairman and chief executive officer David
L. Burner said. "With the addition of Coltec, BFGoodrich becomes an even stronger company with enhanced opportunities for consistent profitable growth, building shareholder value, and supplying customers with a broader range of products and services. We will move quickly to realize the expected benefits of the merger, including annual cost synergies of $60 million. We continue to expect that the merger will be immediately accretive to our earnings."
         John W. Guffey, Jr., chairman and chief executive officer of Coltec, added, "We have now completed our transaction with the strategic and economic fundamentals of the merger completely intact. Dave Burner and I believe the agreement with AlliedSignal will promote a continuing relationship that will benefit BFGoodrich, AlliedSignal and the aerospace industry as a whole. Coltec is very pleased to now be part of a new Fortune 300 company with an outstanding future."
         With the completion of the merger, Guffey becomes executive vice president of BFGoodrich and president and chief operating officer of the Industrial Segment. Other key operating executives include Marshall O. Larsen, executive vice president of BFGoodrich and president and chief operating officer of the Aerospace Segment, and David B. Price, Jr., executive vice president of BFGoodrich and president and chief operating officer of the Performance Materials Segment.
         Also, Guffey and two other former Coltec directors, William R. Holland and David I. Margolis, will join the BFGoodrich Board, increasing the size from 11 to 14 members. Holland is chairman and chief executive officer, United Dominion Industries. Margolis is retired chairman and chief executive officer, Coltec Industries.
         Coltec shareholders will receive 0.56 shares of BFGoodrich common stock for each share of Coltec common stock and will receive written instructions for exchanging their share certificates. BFGoodrich shareholders will keep their certificates. The value of the transaction is estimated at $2 billion.
         [Part of this announcement contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those projected in the forward-looking statements. The risks and uncertainties are detailed from time to time in reports filed with the Securities and Exchange Commission, including but not limited to the last section of the Management's Discussion and Analysis entitled "Forward-Looking Information is Subject to Risk and Uncertainty" contained in the company's Annual Report on Form 10-K and in other filings.]

For more information, contact:

At BFGoodrich:  Rob Jewell (330) 659-7999 (office), (330) 666-0982 (home);
                John Bingle (330) 659-7788

At Coltec: Kevin Ramundo (704) 423-7024 (office), (704) 552-5894 (home),
                (704) 905-7892 (cell phone)